Page 1 of 5 pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                             CYBEROPTICS CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   232517 10 2
                      -------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 pages


                                  SCHEDULE 13G
                                  ------------


CUSIP NO.         232517 10 2
                  ---------------------------------


1.       NAME OF REPORTING PERSON                                  Steven K. Case


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)      [__]

                                                                                        (b)      [__]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                           U.S.A


                                    5.      SOLE VOTING POWER                             245,488
               NUMBER OF
                SHARES
             BENEFICIALLY           6.      SHARED VOTING POWER                         50,650(1)
               OWNED BY
                 EACH
              REPORTING             7.      SOLE DISPOSITIVE POWER                      350,238(2)
                PERSON
                 WITH
                                    8.      SHARED DISPOSITIVE POWER                    50,650(1)


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400,888


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                 [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                7.8%


12.      TYPE OF REPORTING PERSON*                                                      IN

---------------
(1) Includes 104,750 shares of common stock issuable upon exercise of exercisable options.

(2) Includes 50,000 shares in two trusts for family members for which Dr. Case is a trustee, and 650 shares held for Daughter under UTMA.

                                                               Page 3 of 5 pages



ITEM 1(a).        Name of Issuer
                  --------------

                  CyberOptics Corporation


ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  5900 Golden Hills Drive
                  Minneapolis, Minnesota 55416


ITEM 2(a).        Name of Person Filing
                  ---------------------

                  Steven K. Case


ITEM 2(b).        Address of Principal Business Office
                  ------------------------------------

                  5900 Golden Hills Drive
                  Minneapolis, Minnesota 55416


ITEM 2(c).        Citizenship
                  -----------

                  U.S.A. (Minnesota)



ITEM 2(d).        Title of Class of Securities
                  ----------------------------

                  Common Stock, no par value


ITEM 2(e)         CUSIP Number
                  ------------

                  232517 10 2


ITEM 3.           Identification
                  --------------

                  Not Applicable.

                                                               Page 4 of 5 pages


ITEM 4.           Ownership
                  ---------

         (a)      Amount Beneficially Owned                                                      400,888


         (b)      Percent of Class                                                                   7.8%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      sole power to vote or to direct the vote                              245,488

                  (ii)     shared power to vote or to direct the vote                             50,650(1)

                  (iii)    sole power to dispose or to direct the
                           disposition of                                                        350,238(2)

                  (iv)     shared power to dispose or to direct the
                           disposition of                                                         50,650


ITEM 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------

                  Not Applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another Person
                  ---------------------------------------------------------------

                  Not Applicable.

ITEM 7.           Identification and Classification of the Subsidiary Which Acquired
                  ------------------------------------------------------------------
                  the Security Being Reported on By the Parent Holding Company
                  -------------------------------------------------------------

                  Not Applicable.

ITEM 8.           Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                  Not Applicable.

ITEM 9.           Notice of Dissolution of Group
                  ------------------------------

                  Not Applicable.

------------
(1) Includes 104,750 shares of common stock issuable upon exercise of exercisable options.

(2) Includes 50,000 shares in two trusts for family members for which Dr. Case is a trustee, and 650 shares held for Daughter under UTMA.

                                                               Page 5 of 5 pages

ITEM 10.          Certification
                  -------------


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date: February 10, 2000




                                           /s/ Steven K. Case
                                           -----------------------------------
                                               Steven K. Case